082-03116



GREAT QUEST METALS LTD.


10015019

SUPPL

December 18, 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on December 18, 2009. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

dlw 1/5



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

December 18, 2009

Great Quest Agrees to Sell its Kenieba Concessions to Avion Gold Corporation

VANCOUVER, BC -- **Great Quest Metals Ltd.** (TSXV: GQ; Frankfurt: GQM) ('Great Quest') and **Avion Gold Corporation (AVR:TSXV)** ("Avion") are pleased to announce that they have executed an agreement under which Avion would acquire a 100% interest in the Kenieba concessions, which are subject to an existing 75% earn-in option agreement between the Companies announced November 2, 2009. In addition to the initial payment made under the earn-in agreement, Avion will pay to Great Quest $4 million in cash and shares of Avion and provide for further payments of up to $2.1 million based on gold production from the concessions greater than 400,000 ounces, payable in increments of 50,000 ounces production. If production from the concessions exceeded 600,000 ounces Avion would be required to make up to a further $1.4 million in payments to complete its obligations under this new agreement. This agreement is subject to TSX Venture Exchange approval.

The Kenieba concessions are located adjacent to the south and west sides of Avion's Tabakoto property and comprise the Kenieba (Sansanto), Kenieba Est and Comifa concessions totaling approximately 32 km^2, which increases Avion's local property package by approximately 30%. The Kenieba concession hosts a 43-101 compliant inferred resource in the Djambaye 2 gold zone of 324,000 ounces (Carl Verley (P. Geo.), January 28, 2008 Great Quest news release). This equates to 2,574,000 tonnes grading 3.92 grams per tonne gold. Great Quest's interest in the concessions varies from 95% to 100% and they are subject to a carried interest to the Government of Mali ranging between 10% and 20%.

Commenting on the proposed acquisition, Avion's President and CEO, Mr. John Begeman stated, "As stated previously this disciplined acquisition represents an exciting opportunity for Avion to acquire nearby prospective gold projects that could provide additional feed for the Tabakoto mill and we are able now to fully integrate the exploration and potential into Avion's Tabakoto operations."

. . . /2



Willis W. Osborne, President and CEO of Great Quest, states "this is an excellent opportunity for the Company to continue to participate in this project through the ownerships of shares of Avion and additional cash payments to Great Quest of up to $3.5 million based on gold production from the concessions. We expect this to bring exploration efficiencies and to accelerate the possible production from the concessions without the need for Great Quest to fund expenses under the present arrangement. This will allow Great Quest to focus on its other gold projects and its industrial phosphate concession in Mali."

Great Quest operates an exploration office in Mali and holds the Taseko copper-gold-molybdenum property in British Columbia.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Victor J.E. Jones"
Victor J.E. Jones
Chairman

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

For additional information please contact:
Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838